                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Sec-      / / Form 3 Holdings Reported
    tion 16. Form 4 or Form 5 obligations       /X/ Form 4 Transactions Reported
    may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

Blank     Edward
   (Last)  (First)  (Middle)

1250 Broadway, 37th Floor
   (Street)

New York,    NY     10001
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

Aegis Communications Group, Inc. - AGIS

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

year ended 12/31/2000

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line)

   /X/ Form Filed by One Reporting Person
   / / Form Filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             end of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                                                                             2,939,514(1) D
Common Stock                                                                             695,781(1)   I              held by The
                                                                                                                     Rebecca Blank
                                                                                                                     Irrevocable
                                                                                                                     Trust of which
                                                                                                                     Mr. Blank's
                                                                                                                     wife is trustee
                                                                                                                     (6)

                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
Warrant (right to purchase)               $0.90625     6/30/1999   A              42,091                      Immed.      6/30/2004

Warrant (right to purchase)               $0.90625     6/30/1999   A              9,978                       Immed.      6/30/2004

Series E Preferred Stock                  $2.375       6/30/1999   A              5,106                       Immed.      n/a
(right to convert) (3)

Series E Preferred Stock                  $2.375       6/30/1999   A              1,211                       Immed.      n/a
(right to convert) (3)


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Year            (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Warrant (right to purchase)  Common Stock                 42,091       (2)            42,091         D

Warrant (right to purchase)  Common Stock                 9,978        (2)            9,978          I               held by The
                                                                                                                     Rebecca Blank
                                                                                                                     Irrevocable
                                                                                                                     Trust of
                                                                                                                     which Mr.
                                                                                                                     Blank's wife
                                                                                                                     is trustee
Series E Preferred Stock     Common Stock                 214,989                     6,368 (4)      D
(right to convert) (3)

Series E Preferred Stock     Common Stock                 50,989                      1,510 (5)      I               held by The
(right to convert) (3)                                                                                               Rebecca Blank
                                                                                                                     Irrevocable
                                                                                                                     Trust of
                                                                                                                     which Mr.
                                                                                                                     Blank's wife
                                                                                                                     is trustee

Explanation of Responses:

(1) Includes 672,150 shares and 23,631 shares of Common Stock owned by Mr. Blank and the Trust, respectively, that were previously held in escrow.

(2) The warrants were acquired in connection with the conversion of subordinated debt into Series E Preferred Stock. Mr. Blank and the Trust each own 2 additional warrants, which were previously reported on a Form 3 filed in July 1998.

(3) The shares of Series E Preferred Stock were acquired upon the conversion of subordinated debt.

(4) Includes an aggregate of 1,262.091 shares of Series E Preferred Stock received from the Company as dividends on the initial 5,106 shares owned. The Series E Preferred Stock earns cumulative dividends (which may be paid in kind in additional shares of Series E Preferred Stock) at an annual rate of 15%, payable on a quarterly basis. The 1,262.091 shares of Series E Preferred Stock are convertible into 53,140 shares of Common Stock.

(5) Includes an aggregate of 299.332 shares of Series E Preferred Stock received from the Company as dividends on the initial 1,211 shares owned. The Series E Preferred Stock earns cumulative dividends (which may be paid in kind in additional shares of Series E Preferred Stock) at an annual rate of 15%, payable on a quarterly basis. The 299.332 shares of Series E Preferred Stock are convertible into approximately 12,603 shares of Common Stock.

(6) The Rebecca Blank Irrevocable Trust was created under The Edward Blank 1995 Grantor Retained Annuity Trust.


Edward Blank

     /s/ Edward Blank                          February 13, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).